

July 16, 2009

Via Facsimile (212) 519-5407 and U.S. Mail

Mr. Adam G. Ciongoli
General Counsel
Willis Group Holdings Limited
One World Financial Center
200 Liberty Street, 7th Floor
New York, New York 10281

RE: Willis Group Holdings Limited
            Schedule TO-I
            Filed July 8, 2009
            File No. 5-78073

Dear Mr. Ciongoli:

        We have limited our review of the filing to those issues we have addressed in our comments below. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. All defined terms used in this letter have the same meaning as in the filing listed above, unless otherwise indicated.

        The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-I
Exhibit (a)(1)(A)- Offer to Purchase Eligible Stock Options

1.   In your response letter, tell us how you distributed the Offer to Purchase document to
        your employees. Since the primary means of tendering is electronic, were the offer
        materials distributed only via e-mail? If so, explain why you believe this method of
        dissemination is appropriate under the circumstances of this Offer, taking into
        consideration the characteristics of the subject security holders and your normal means of

communicating with your employees. We note your undertaking on the cover page to "make computer and internet access available at Company office locations to any Eligible Optionee who does not have internet access." This statement suggest the Offer is being made to employees who do not routinely receive corporate communications via the internet. Please advise.

2.   See comment 1 above. In describing the means of dissemination, explain how the link to the means of tender was provided in relation to the Offer to Purchase. That is, was there a means to ensure that eligible employees accessed the offer materials before being able to access the link to tender?

3.   We note your disclosure in the introductory section of your Offer to Purchase document where you state that you are "not making the Offer to, nor will we accept any tender of Eligible Options from or on behalf of, employees in any jurisdiction in which the Offer or the acceptance of any tender of Eligible Options would not comply with the laws of such jurisdiction." We also note you have made similar disclosure on page 27 under the heading "Miscellaneous; Forward-Looking Statements." If this language is intended to apply to holders of options located outside the United States, please note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. holders as well as non-U.S. holders. Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957. If you are relying on the relief provided in the global exemptive order applicable to employee stock option exchanges (Issuer Exchange Offers Conducted for Compensatory Purposes, March 21, 2001), please be advised that exemptive relief is premised on the compensatory reasons for the exclusion of employees, including those located in certain foreign jurisdictions. Accordingly, please confirm supplementally whether any exclusions of participants residing outside of the U.S. would be related to the overall compensatory purpose of the offer (and explain how), or advise as to how the company is complying with the all-holders provision in Rule 13e-4(f)(8).

4.   Also in the introductory section of the Offer to Purchase, you state that you will pay for tendered options by certain specified dates in the U.S. and the U.K. "and as soon as practicable in other countries depending on local payroll practices." As you know, Rule 13e-4(f)(5) requires that you pay for tendered options "promptly." In your response letter provide additional details about how long it could take to pay for tendered options in countries other than the U.S. and the U.K. In addition, provide a legal analysis as to why the payment process in those jurisdictions is consistent with the requirements of Rule 13e-4(f)(5). We may have additional comments.

How to Elect to Tender Your Eligible Options, page 7
Withdrawal Rights, page 16

5.   We note your disclosure here and elsewhere in the document providing that certain
        employees located in non-U.S. jurisdiction must make their tender election electronically
        as well as in paper form. We also note these employees must make similar withdrawal
        elections. See comments 1 and 2 above. Please advise us of whether the Company has
        verified that all such employees have access to the intranet and/or email. In addition,
        explain in your response letter why these additional procedures for foreign option holders
        are necessary and what, if any, accommodations will be made to ensure that all such
        employees have access to the intranet or email.

Extension of Offer; Termination; Amendment; Subsequent Offering Period, page 18

6.   We note your discussion in the last paragraph of this section reserving the right to
        provide a subsequent offering period for the Offer. However, Rule 13e-4 does not permit
        the use of a subsequent offering period for issuer tender offers. Please revise.

7.   Refer to the language in the third paragraph of this section. We do not believe you may
        terminate the Offer by giving only oral notice to option holders. Please revise to clarify.

Conditions to Completion of the Offer, page 20

8.   We note your disclosure in this section where you state that you will not be required to
        accept for exchange any eligible options tendered if, subject to certain limitations and the
        Company's reasonable judgment, certain listed events have been determined by the
        Company to have occurred and such occurrence makes it inadvisable for the Company to
        proceed with the Offer or to accept eligible options tendered for purchase. Note that
        when a condition is triggered and you decide to proceed with the offer anyway, we
        believe that this constitutes a waiver of the triggered condition(s). Depending on the
        materiality of the waived condition and the number of days remaining in the offer, you
        may be required to extend the offer and re-circulate new disclosure to security holders.
        You may not, as this language seems to imply, simply fail to assert a triggered offer
        condition and thus effectively waive it without officially doing so. Please confirm your
        understanding in your response letter.

9.   We note your disclosure in this section where you refer to events that could materially
        and adversely impact your condition, "financial or other." Please revise to clarify what
        you mean by conditions other than financial, so that security holders will have the ability
        to objectively determine whether each condition has been triggered. Similarly, please
        revise to clarify what you mean by "worsening thereof" contained in the last bullet point
        under subsection (c) on page 21.

*   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3621 or, in my absence, to Christina Chalk, Senior Special Counsel, at (202) 551-3263. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Song Brandon
Special Counsel
Office of Mergers & Acquisitions

cc: Via Facsimile (650-802-3100)
Craig W. Adas
Weil, Gotshal & Manges, LLP